October 31, 2007

Mr. Mark Shannon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Re: Cimatron Ltd. - Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 28, 2007, File No. 000-27974

Dear Mr. Shannon,

Set forth below are the responses of Cimatron Ltd. (the “Company”) to the comments raised in the Commission’s letter dated October 24, 2007 (the “Comment Letter”). For your convenience, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company.

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your annual reports on Form 20-F for 2006 and 2005 did not include the audit reports of the predecessor auditor. Please amend these filings to include these reports.

With respect to the Form 20-F for 2006, no predecessor or other auditors were relied upon or participated in the preparation of the Company’s financial statements. The reference to “other auditors” on page F-2 was a typographical error. The Company’s Independent Registered Public Accounting Firm – Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, has reissued its opinion and the Company has, simultaneously herewith, filed an amendment to the Form 20-F for 2006 to reflect the correction of this typographical error.

With respect to the Form 20-F for 2005 (the “2005 20-F”), the Company has approached the Independent Registered Public Accounting Firms of Grant Thornton LLP and Grant Thornton GmbH, who were involved in the preparation of financial results for certain of the Company’s subsidiaries up to and including 2003, so as to obtain their consent to file and incorporate into the 2005 20-F their applicable opinions, which the Company had obtained for its records prior to the filing of the 2005 20-F. The Company intends to work towards obtaining those consents and filing those opinions in an amendment to the Company’s Form 20-F for 2005 as soon as practicable.

In addition to the above and as requested in the Comment Letter, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Ilan Erez Ilan Erez Chief Financial Officer Cimatron Ltd.